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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                   (Amendment No.                 )*


                         UGI Corporation
      ___________________________________________________________
                         (Name of Issuer)

            Common Stock, Par Value $4.50 Per Share
      ___________________________________________________________
                  (Title of Class of Securities)

                            902681105
         ________________________________________________
                         (CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                       (Continued on following pages (s))

Page  1  of   4   Pages

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CUSIP No.   902681105          		13	          Page  2  of  4  Pages

 (1) Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of Above Persons

     	Sasco Capital, Inc.
________________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*   (a)    /   /
  								                                                (b)   / X /
________________________________________________________________________

 (3)  SEC Use Only

________________________________________________________________________

 (4)  Citizenship or Place of Organization

	Fairfield, Connecticut
________________________________________________________________________

Number of Shares 	(5)  Sole Voting Power
   Beneficially
   Owned by	           1,639,328
   Each Reporting     	_______________________________________________
   Person With   	(6)  Shared Voting Power

	                      None
	                      _______________________________________________
	                 (7)  Sole Dispositive Power

                      	2,629,228
				                  	_______________________________________________
					             (8)  Shared Dispositive Power

	                      None
 ______________________________________________________________________
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     	2,629,228
______________________________________________________________________________
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

______________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9)

     	8.0%
______________________________________________________________________________
(12)  Type of Reporting Person*

     	IA

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Page  3  of  4  Pages

Item 1(a)	Name of Issuer:

	The issuer of the securities to which this statement relates is UGI Corporation.

Item 1(b)	Address of Issuer's Principal Executive Offices:

	460 North Gulph Road
	P.O. Box 858
	Valley Forge, PA  19482

Item 2(a)	Name of Person Filing:

	Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

Sasco Capital, Incorporated is a Connecticut corporation whose office is at Fairfield, Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $4.50 per share.

Item 2(e)	CUSIP Number:

		902681105

Item 3		This statement is filed pursuant to Rule 13d-1(b) and the
person filing is:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4		Ownership.

	The 2,629,228 acquired by Sasco Capital, Inc. constitute 8.0% of the outstanding shares of UGI Corporation. Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 2,629,228 and has the sole power to vote 1,639,328 shares. Sasco Capital, Inc. has no shared powers with regards to any other shares of UGI Corporation.

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Page  4  of  4  Pages

Item 5		Ownership of 5% or less of a Class

		Not applicable.

Item 6		Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7		Identification and Classification of the Subsidiary Which Acquired
Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8		Identification and Classification of Members of the Group.

		Not applicable.

Item 9		Notice of Dissolution of Group.

Item 10		Certification.

	By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 8, 1999